November 10, 2015

Mr. George K. Schuler

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Re:	Standard Metals Processing, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 31, 2015

File No. 000-14319

On behalf of Standard Metals Processing, Inc. (the “Company” or “SMPR”) we are submitting the following responses to the Securities and Exchange Commission Staff’s letter of October 27, 2015 containing comments to the Form 10-K for the Fiscal Year Ended December 31, 2014. The full text of each comment is set forth below and the Company’s response to each directly follows the applicable text.

Toll Milling and the Shea Exchange Agreement, pages 4 and 5

1. We note your land holdings which consist of 1,183 deeded acres which contain approximately 334 acres with an estimated 2.2 million tons of tailings, known as the Millers Tailings remaining from the historic gold rush of Goldfield and Tonopah. We also note your assigned ownership of approximately 100,000 tons of tailings covering a six square mile section of mine dump material in Manhattan, Nevada. Please disclose the following information for each of your properties:

•	The nature of your ownership or interest in the property.

The 1,183 acre parcel located in Esmeralda County, Nevada was transferred to the Company in the Shea Exchange Agreement. This parcel is held by Tonopah Resources, Inc. which is a wholly-owned subsidiary of Tonopah Milling and Metals, Inc. which is a wholly-owned subsidiary of SMPR. Located within the 1,183 acre site sits approximately 2.2 million tons of tailings generated from a historic Tonopah milling operation named Millers Mill. These tails are on the surface of the property and take up approximately 334 acres. The Company has not disturbed these tailings and has no plan to do so in the foreseeable future.

The Company also owns approximately 100,000 tons of mine dumps located in Manhattan, NV. The mine dumps are located on the surface adjacent to several historic mine workings spread out over approximately 6 miles of the early 1900’s Manhattan Mining district in central Nevada. The land which this material is located is not owned by the Company. The ownership of this material was transferred to the Company in a transaction conducted by prior management. The Company has no plans to disturb, move or process this material and is considering terminating its ownership of the material.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

The company owns 100% of parcel APN-006-111-08 (a.k.a. “Millers”) located in Esmeralda County, Nevada. There are no agreements or royalties associated with the ownership of this parcel. Additionally, the Company owns 100% of the Manhattan Mine dumps with no agreements or royalties due.

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

The 1,183 acres of land, identified as Parcel # APN 006-111-08, is not a mining claim therefore no mineral rights or mining claims patented or un-patented exist on this parcel.

The Manhattan mine dumps consist of material located on the surface of mining claims not owned by the Company. We have not acquired any patented or un-patented claims, minerals rights nor surface rights associated with this material. We only own the dump material located on property owned by others.

•	An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

During a call with Mr. Schuler, Ms. Stephanie Gruenhagen, the attorney for the Company, explained the Company’s general business plan which is to build a processing facility for the processing of material brought to the site by third parties. The Company will be a service provider, it will not process any of its own material. The Company has no plans for the foreseeable future to disturb, process or do anything with any of the tailings or dumps. The Company is looking into relinquishing ownership of the Manhattan Dumps.

The Company does not own any mining claims and has no plans to obtain any or conduct any mining in the foreseeable future. Millers is not a mining claim and is not registered as such with local, state and federal agencies. Manhattan mine dumps are essentially several piles of extracted material located on property owned by others.

Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

The parcel number of the 1,183 acre property located in Esmeralda County is APN-006-111-08. The deed was recorded in the Esmeralda County recorder’s office.

The Company is researching if its ownership of the Manhattan Dumps was ever recorded with Nye County.

•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

The only fees associated with the ownership of parcel APN-006-111-08 are property taxes. The Company does not have any yearly mining claim maintenance fees because it does not have any mining claims.

There are no fees associated with the ownership of the mine dumps. The Company does not own the land upon which this material is located.

•	The area of your claims, either in hectares or in acres.

The deeded property located in Esmeralda County, Nevada is 1,183 acres identified as Parcel number APN-006-111-08.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

The 1,183 acre parcel located in Esmeralda County, Nevada was transferred to the Company in the Shea Exchange Agreement. This parcel is held by Tonopah Resources, Inc. which is a wholly-owned subsidiary Tonopah Milling and Metals, Inc. which is a wholly-owned subsidiary of SMPR. There are no conditions to retain the property.

2. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

The Company does not have any mining properties, claims or operations. Please refer to the telephone conversation between Ms. Gruenhagen and Mr. Schuler. Please note the Company will provide a statement in its next quarter filing on Form 10-Q clarifying that the Company does not have any mining claims and does not intend to acquire any mining claims and has no plans to process any of the tailings located on the Tonopah property or in the Manhattan Dumps for the foreseeable future.

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

Parcel APN-006-111-08 is located with Esmeralda County, Nevada and can be accessed by automobile from the highway. The current management of the Company has not tried to access the Manhattan Dumps.

•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

Not applicable.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

Not applicable.

•	A description of any work completed on the property and its present condition.

APN-006-111-08 (Millers) was a precious metal processing plant specifically designed and built in the late 1970’s for the extraction of silver from historic mine tailings. The existing processing plant located onsite was last operational in 1983. The Company has not conducted any mining, exploration or development of the prior processing plant. The Company does not intend to conduct any mining or exploration and has no plans to bring the old mill into working condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

The existing processing plant located on the property is in non-operational condition and will not be restored or repaired for future use. Under the current management and ownership of the parcel, the Company has installed a new fresh water well and drilled and installed 4 additional monitoring wells on the property.

•	A description of equipment, infrastructure, and other facilities.

The existing processing plant was designed by a German engineering company by the name of Lurgi in the late 1970’s. The main purpose of the plant was to extract silver from historic mine tailings located on the 1183 acres. The plant was designed as a Carbon in Pulp (CIP) recovery plant and includes a Ball Mill, SO2 pre-treatment, (4) 90,000g Pachuca Tanks, (4) 70,000g Carbon in Pulp Tanks, Carbon Elutriation Equipment and electro-winning cells. The mill was last operational in 1983 and in non-operational condition.

The Company plans to develop a new processing plant either on a smaller scale initially that doesn’t require any additional permits or a larger scale plant upon receipt of required permits. Management is currently weighing its options.

•	The current state of exploration of the property.

SMPR is a mineral processing company and is not involved in any type of mining. No exploration of any type has been conducted on site nor is there a plan to do so. The property is not a mining claim and does not own mineral rights.

•	The total costs incurred to date and all planned future costs.

The Company has not incurred any costs associated with mining and does not plan to in the foreseeable future.

•	The source of power and water that can be utilized at the property.

The property is located adjacent to an electrical sub-station owned by NV Energy. The company also owns 387AF of water rights attached to the 1,183 acres.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Not applicable.

3. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts maps in certain electronic formats, so please include these maps in your amendments uploaded to EDGAR. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-8900 for Post-Acceptance Filing Issues or (202) 551-3600 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

A map of Nevada with location of Tonopah property identified is included. For a survey of the property, please see the Company’s Form 10-K for the year 2013 filed with the Commission on April 11, 2014.

4. We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

Reference is made to the telephone conversation between Mr. Schuler and Ms. Gruenhagen. The Company is not aware of any contamination. The Company has not disturbed the tailings located on the property or in the Manhattan Dumps and has no intention to do so. The Company recently drilled a fresh water well and four additional monitoring wells and all water tests came back clean with some of the wells located near the tailings on the Company’s 1,183 acre parcel.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/: Tina Gregerson

Acting Chief Executive Officer

McDermitt
Humboldt County
Montello
Elko County
Wells
Winnemucca
Elko
Carlin
Battle Mountain
Washoe County
Pershing County
Lovelock
Lander County
Eureka County
Reno
Eureka
Churchill County
Storey County
Fallon
Austin
White Pine County
Virginia City
Ely
Minden
Lyon County
Douglas County
Yerington
Round Mountain
Mineral County
Manhattan
Tonopah
Nye County
Pioche
Esmeralda County
Goldfield
Lincoln County
N
Property Location
1183 acres
Beatty
Clark County
Las Vegas
EXPLANATION
Show
City
Freeway
Highway
Major Road
Tonopah, Nevada
NEVADA

Tonopah, Nevada

Standard Metals Processing, Inc.

General Location Map of the